FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, March 2, 2009 – Grupo Pão de Açúcar – (BOVESPA: PCAR4; NYSE: CBD) announces its results for the 4th quarter (4Q08) and full year of 2008. The Company’s operating and financial information does not include the accounting changes introduced by Law 11.638/07 and is presented on a consolidated basis and in Reais, pursuant to Brazilian Law 6.404. All comparisons are with the fourth quarter (4Q07) and full year of 2007, except where stated otherwise. The effects of Law 11.638 are reflected in the chart entitled “Reconciliation of Net Income based on Law 11.638/07” on page 13.

EBITDA and net income move up 32.5% and 41.6% in 2008, respectively

  The Company achieved all its 2008 guidance targets, led by real sales and EBITDA growth, as well as the strong decline in operating expenses. The main highlights are listed below:

  Fourth-quarter gross sales totaled R$ 5,922.4 million, while net sales came to R$ 5,142.7 million, 15.3% and 18.8% up year-on-year, respectively.

  Under the same-store concept, gross sales recorded year-on-year growth of 10.4% in 4Q08, while net sales moved up 13.7% . In the year as a whole, same-store sales growth outpaced the IPCA – General Consumer Price Index by 2.6% .

  Still under the same-store concept, sales of non-food items increased by 11.0% in the quarter, while food products recorded growth of 10.1% .

  Another 4Q08 highlight was the 170 bps year-on-year decline in total operating expenses to 18.4% of net sales.

  In 2008, total operating expenses fell significantly by 240 bps over the year before.

  EBITDA reached R$ 398.1 million in the quarter, 22.5% up year-on-year, accompanied by an EBITDA margin of 7.7% . As a result, the annual EBITDA margin came to 7.5%, in line with our 2008 guidance.

  Sendas Distribuidora reported healthy year-on-year EBITDA growth of 24.8% in the quarter, with a margin of 7.8% .

  Assai’s 4Q08 EBITDA totaled R$ 21.0 million, with a margin of 5.1% .

  The Group posted net income of R$ 298.6 million in 2008, 41.6% higher than the previous year. Income before income tax recorded even more substantial growth of 94.3% .

  ROIC (return on invested capital) increased from 10.3% in 2007 to 15.0% in 2008, reflecting greater investment discipline and improved operating efficiency.

Financial and Operating Highlights
(R$ million)(1)	4Q08	4Q07	Chg.	2008 Pro-forma	2007	Chg.
Gross Sales	5,922.4	5,137.4	15.3%	20,856.8	17,642.6	18.2%
Net Sales	5,142.7	4,328.8	18.8%	18,033.1	14,902.9	21.0%
Gross Profit	1,345.2	1,197.2	12.4%	4,753.6	4,178.4	13.8%
Gross Margin - %	26.2%	27.7%	-150 bps(2)	26.4%	28.0%	-160 bps(2)
Total Operating Expenses	947.2	872.2	8.6%	3,393.9	3,152.4	7.7%
% of Net Sales	18.4%	20.1%	-170 bps(2)	18.8%	21.2%	-240 bps(2)
EBITDA	398.1	325.1	22.5%	1,359.7	1,026.0	32.5%
EBITDA Margin - %	7.7%	7.5%	20 bps(2)	7.5%	6.9%	60 bps(2)
Net Income before Income Tax	154.8	130.0	19.1%	439.3	226.1	94.3%
Net Income	102.3	112.7	-9.2%	298.6	210.9	41.6%
Net Margin - %	2.0%	2.6%	-60 bps(2)	1.7%	1.4%	30 bps(2)
Net Income excluded Amortization of Goodwill (3)	140.9	150.1	-6.2%	411.2	312.1	31.7%

(1)	Totals may not tally as the figures are rounded off
(2)	basis points
(3)	Net of Income Tax

Grupo Pão de Açúcar operates 597 stores, 74 gas stations and 142 drugstores in 14 states and the Federal District and recorded gross sales of R$ 20.9 billion in 2008. The Group’s multi-format structure comprises supermarkets (Pão de Açúcar, Extra Perto, CompreBem and Sendas), hypermarkets (Extra), electronics/household appliance stores (Extra-Eletro), convenience stores (Extra Fácil), ‘atacarejo’ (wholesale/retail) (Assai), e-commerce operations (Extra.com.br and Pão de Açúcar Delivery), gas stations and drugstores, as well as an extensive distribution network. The Group maintains differentiated customer service and is strongly positioned in the country’s main markets.

Message from Management

In 2008, Grupo Pão de Açúcar maintained its focus on maximizing existing resources through the pursuit of operating efficiency and increased productivity, exemplified by the development and implementation of a series of initiatives designed to make us more efficient and competitive.

The adoption of a new management model was decisive in consolidating the Group as a lean company, quick to take decisions, pursuing results and fully prepared to sell and, above all, to grow.

We integrated the Commercial, Operational and Marketing areas under a single Vice-Presidency, created an Executive Office for the regional commercial branches to strengthen business management in each of the regions where we operate, and integrated the IT and Supply Chain areas. We also simplified organizational structures and redefined the macroprocesses of each area in order to identify opportunities for gains in efficiency.

We then directed our efforts towards the sales pillars: assortment, pricing, communication and services. In practice, we followed the same strategy adopted in Rio de Janeiro, where results and profitability have improved substantially, as has customer traffic.

We reorganized our assortment in line with consumer demand, buying habits and purchasing power in each micro-region where our stores are installed (clustering). We also strengthened the categories that define the positioning of each of our formats and adjusted our pricing policies in order to improve competitiveness, focusing on those consumers and products that generate more store traffic. Our promotional communication ceased to be linear and began to respect the cluster of each store. Finally, we began to invest in strengthening our customer service.

These changes in 2008 were only possible thanks to the involvement of our people and the integration of the areas, who worked together in the taking of decisions, always focusing on our most important objective – the creation of value for our shareholders.

Unlike the market in general, Grupo Pão de Açúcar is confronting this crisis with a strong capital structure. Although our main goal is to maintain the Company’s financial health, we also see opportunities for increasing our market share.

When the crisis first erupted at the beginning of 2008, the Company decided to raise funds and reinforce its cash by around R$ 500 million, closing the year with a cash position of R$ 1.6 billion. Without taking risks of potential losses with foreign-exchange or derivatives operations, our net debt/EBITDA ratio closed the year at 0.58x, less than our beginning-of-year guidance of 1.0x, giving us tranquility to overcome the challenges of 2008 and plan our future growth in a calm and disciplined manner. We also expect growth on the consumer financing front, thanks to FIC (Financeira Itaú CBD), which now has more than 6 million clients and is fully capable of meeting our customers’ demand for credit. In addition, we have reached an expressive reduction in inventory levels by the end of the year.

We also reduced our annual investments, not only as a precautionary measure, but also to adjust our formats for greater profitability. Processes were streamlined to make us faster and prepare us for the future scenario, especially more aggressive and sustainable growth.

Our results reflect gains in efficiency and market share. Gross sales increased by 18.2% over 2007 to R$ 20.9 billion and same-store sales grew by 2.6% in real terms. EBITDA moved up by a substantial 32.5%, totaling R$ 1.34 billion in 2008, while net income jumped by 41.6% .

Despite the global economic crisis, we are beginning 2009 in a stronger position and much better prepared to achieve solid growth, both in terms of sales and results.

We are extremely confident regarding the future. We believe the markets will recover and that the resulting business will be built on more solid and realistic bases. Our objective is to continue growing, always seeking a balance between sales and profitability.

We will only be making investments that generate higher profitability and greater returns. Our short and midterm objectives are to maintain the Company’s financial health, take advantage of the current situation to increase sales and market share, maintain control over expenses and invest in IT and logistics, as well as in the expansion of the Assai format and the convenience stores.

Simplicity and focus will continue to be our watchwords in the years ahead, in line with the back-to-basics strategy adopted in 2008. At this special time, when it celebrated its 60th anniversary, Grupo Pão de Açúcar remains committed to providing its customers with high-quality products and services and creating value for its shareholders. And, finally, we would like to thank our shareholders, clients and suppliers for their confidence and support and, above all, our employees, for their contribution, determination and dedication.

Operating Performance

The numbers related to the Group’s operating performance presented and commented on below refer to consolidated figures, which include the entire operating results of Sendas Distribuidora (a joint venture with the Sendas chain in Rio de Janeiro) and Assai (a joint venture with Atacadista Assai in São Paulo). The 2008 results are based on consolidated pro-forma numbers, which exclude the restructuring expenses in the first quarter in order to ensure an analysis of the Company’s real performance.

The 1Q08 operating results were affected by restructuring expenses totaling R$ 23.0 million, with an R$ 8.7 million impact on selling expenses and a R$ 14.3 million impact on G&A expenses.

Law 11.638/07 was sanctioned on December, 2007. The purpose of this act, which amends, revokes and adds to Laws 6.404 and 6.385, is to update Brazilian corporate law in order to bring Brazilian accounting practices into line with the international practices adopted by the IASB (International Accounting Standards Board).

All the figures below do not include the accounting changes introduced by Law 11.638/07, whose effects are shown in the “Reconciliation of Net Income based on Law 11.638/07” chart on page 13.

Sales Performance Gross same-store sales move up 10.4% year-on-year in 4Q08, the best quarterly performance of the last three years

(R$ million)(1)	4Q08	4Q07	Chg.	2008	2007	Chg.
Gross Sales	5,922.4	5,137.4	15.3%	20,856.8	17,642.6	18.2%
Net Sales	5,142.7	4,328.8	18.8%	18,033.1	14,902.9	21.0%

(1)	Totals may not tally as the figures are rounded off
(2)	basis points

Gross sales totaled R$ 20.9 billion in 2008, 18.2% up on 2007, while net sales grew by 21.0% to R$ 18.0 billion. In same-store terms, gross sales recorded a nominal increase of 8.5%, above the annual guidance, and a real upturn of 2.6%, when deflated by the IPCA – General Consumer Price Index(1). Net sales moved up by 11.0% in nominal terms and 6.3% in real terms.

The same-store performance was due to the Company’s policy of maximizing existing resources, the increase in customer traffic and the higher average ticket in 2008.

Food accounted for 75.6% of the Group’s annual gross sales and recorded same-store growth of 7.3%, led by grocery and perishables. Non-food items recorded same-store growth of 12.1%, led by consumer electronics, general merchandise and drugstores, all of which posted double-digit growth over the year before.

In terms of format, the annual sales highlights were Extra, Pão de Açúcar and CompreBem, especially in São Paulo, Extra-Eletro and Extra.com.br (e-commerce).

Fourth-quarter gross sales came to R$ 5.92 billion, 15.3% up year-on-year, while net sales increased by 18.8% to R$ 5.14 billion.

Same-store gross sales moved up 10.4% year-on-year, with real growth of 3.9%, while net sales increased by 13.7% in nominal terms. Also under the same-store concept, food and non-food items recorded respective growth of 10.1% and 11.0% .

The strong annual growth was due to the following factors: (i) the adoption of a consistent pricing policy, which increased the competitiveness of each format and region; (ii) a major assortment adjustment per region and consumer socio-economic profile through clusterization, which had a positive impact on sales; and (iii) the implementation of a more specialized marketing strategy geared towards specific consumer needs and respecting the pricing and assortment of each region. Consequently, the Group recorded sustainable growth, accompanied by higher customer traffic, leading to gains in market share.

The Group outperformed the sector, posting higher sales figures than those published by ABRAS (the Brazilian Supermarket Association) and the IBGE (Brazilian Institute of Geography and Statistics). In addition, recent numbers disclosed by the competition continue to indicate gains in market share, especially in the hypermarket segment.

(1) The Company has adopted as its inflation indicator, the IPCA – General Consumer Price Index, which is also used by the Brazilian Supermarket Association (ABRAS), instead of the food component of the IPCA Index, in view of: (i) product incompatibility (the food component of the IPCA basket is not representative of the Company’s entire product and brand mix (e.g. it does not include personal care and household cleaning products); (ii) family profiles (product weight in the food index is determined by the POF (Family Budget Survey), which considers families earning between one and 40 minimum wages per month (e.g. rice represents 3.61% of the food IPCA, but only 1.30% of GPA’s food sales); and (iii) the importance of channels and regions (the weight of regions/sales channels in the food component of the IPCA is out of step with GPA’s).

Gross profit moves up 12.4% in the quarter Gross margin stands at 26.4% in 2008

(R$ million)(1)	4Q08	4Q07	Chg.	2008	2007	Chg.
Gross Profit	1,345.2	1,197.2	12.4%	4,753.6	4,178.4	13.8%
Gross Margin - %	26.2%	27.7%	-150 bps(2)	26.4%	28.0%	-160 bps(2)

(1)	Totals may not tally as the figures are rounded off
(2)	basis points

Annual gross profit totaled R$ 4.75 billion, 13.8% up on 2007, accompanied by a gross margin of 26.4%, versus 28.0% the year before, thanks to the following factors:

(i) the incorporation of the Assai chain, whose margins are lower than those of the Group, contributed a negative 80 bps to the overall gross margin;

(ii) maintenance of the competitive price strategy and the increased sales participation in electronics, whose margins are narrower than those of food products, but which helped push up the average ticket. These factors helped reduce the overall margin by around 50 bps; and

(iii) the change in the way ICMS (state VAT) is collected as of the second quarter, especially in the state of São Paulo, which provoked an increase in the cost of goods sold (COGS) and in net revenue, given that ICMS was no longer booked under sales taxes, being now booked under COGS. This further reduced the gross margin by around 30 bps in 2008.

Gross profit totaled R$ 1.35 billion in 4Q08, 12.4% up on the R$ 1.2 billion recorded in 4Q07, while the gross margin narrowed from 27.7% to 26.2% . The margin was negatively impacted as follows:

  30 bps from the maintenance of the competitiveness strategy and the bringing forward of promotions to the final week of December in order to increase customer traffic and end-of-year sales;

  70 bps from the incorporation of the Assai chain; and

  50 bps from the change in the ICMS tax regime.

Operating Expenses Reduction of 230 bps in percentage-of-net-sales terms

(R$ million)(1)	4Q08	4Q07	Chg.	2008 Pro-forma	2007	Chg.
Selling Expenses	748.3	701.5	6.7%	2,746.6	2,552.5	7.6%
Gen. Adm. Exp.	169.1	141.4	19.6%	537.4	500.3	7.4%

Operating Exp. (before Taxes and Charges)	917.4	842.9	8.8%	3,284.0	3,052.8	7.6%
% of Net Sales	17.8%	19.5%	-170 bps(2)	18.2%	20.5%	-230 bps(2)
Taxes & Charges	29.8	29.3	1.5%	109.9	99.6	10.3%

Total Operating Expenses	947.2	872.2	8.6%	3,393.9	3,152.4	7.7%
% of Net Sales	18.4%	20.1%	-170 bps(2)	18.8%	21.2%	-240 bps(2)

(1)	Totals may not tally as the figures are rounded off
(2)	basis points

Operating expenses (selling, general and administrative expenses) amounted to R$ 3.28 billion in 2008, 7.6% more than in 2007 but well below sales growth in the same period. This figure was equivalent to 18.2% of net sales, 230 bps down on the 20.5% recorded the year before.

Excluding restructuring expenses of R$ 16.4 million in 2007 (R$ 5.9 million in selling expenses and R$ 10.5 million in G&A expenses), operating expenses would have increased by 8.2%, also well below sales growth. In percentage-of-net-sales terms, there would be a 220 bps reduction over the pro-forma 2007 figure of 20.4% .

Total operating expenses in 2008 (including taxes and other charges) came to 18.8% of net sales, less than the annual guidance of 19.0%.

This reduction was due to the implementation of the Company’s new management model, which resulted in a complete process overhaul, the rationalization of expenses and the streamlining of the organizational structure. In addition, at the beginning of the year the Company created the Expense Committees (Personnel, Marketing, Maintenance and others), which played an important role in controlling expenses. In this context, the Company believes there are further gains to be captured in 2009.

Fourth-quarter SG&A expenses totaled R$ 917.4 million, representing 17.8% of net sales, 170 bps down on 4Q07. Selling expenses increased by 6.7% to R$ 748.3 million, while G&A expenses climbed by 19.6% to R$ 169.1 million. The quarterly upturn (in absolute terms) was due to the 2008 pay rise (above inflation), the adjustment of third-party contracts, and additional marketing efforts. Total operating expenses (including taxes and other charges) came to 18.4% of net sales, 170 bps less than in 4Q07.

EBITDA Margin of 7.7% in the quarter thanks to improved control over expenses

(R$ million)(1)	4Q08	4Q07	Chg.	2008 Pro-forma	2007	Chg.
EBITDA	398.1	325.1	22.5%	1,359.7	1,026.0	32.5%
EBITDA Margin - %	7.7%	7.5%	20 bps(2)	7.5%	6.9%	60 bps(2)

(1)	Totals may not tally as the figures are rounded off
(2)	basis points

Annual pro-forma EBITDA (excluding restructuring expenses) totaled R$ 1.36 billion, 32.5% up on the reported 2007 figure. However, if we exclude restructuring expenses in 2007, EBITDA would have moved up by 30.4%, despite the 160 bps reduction in the gross margin and thanks to improved control over operating expenses throughout the year.

The pro-forma EBITDA margin stood at 7.5% in 2008, in line with the annual guidance of between 7.5% and 8.0%, and a 60 bps improvement over the 2007 figure of 6.9% . This result was due to the strategy adopted at the beginning of the year of seeking a balance between sales growth and profitability, as well as the continuing control over expenses. If Assai is excluded, the EBITDA margin comes to 7.8% .

Fourth-quarter EBITDA totaled R$ 398.1 million, 22.5% higher than the R$ 325.1 million posted in 4Q07, accompanied by an EBITDA margin of 7.7%, 20 bps up year-on-year, even though Assai was operating throughout 4Q08 but only in November and December in 4Q07.

Financial Result Net financial result negative by R$ 77.1 million in the quarter

(R$ million)(1)	4Q08	4Q07	Chg.	2008	2007	Chg.
Financ. Revenue	95.1	99.4	-4.4%	296.4	299.7	-1.1%
Financ. Expenses	(172.1)	(143.0)	20.4%	(602.1)	(510.9)	17.9%

Net Financial Income	(77.1)	(43.6)	76.9%	(305.7)	(211.2)	44.8%

(1)	Totals may not tally as the figures are rounded off
(2)	basis points

Financial revenue totaled R$ 296.4 million in 2008, 1.1% less than the previous year. Although the Company maintained a greater average volume of cash invested than in 2007, this was offset by reduced revenue from installment sales.

Financial expenses stood at R$ 602.1 million, up by 17.9% year-on-year, due to the period increase in the gross debt, adjustments to provisions for contingencies and the consolidation of the leasing of the Assai stores. The annual net financial result was R$ 305.7 million negative.

At the end of 2007 and beginning of 2008, in order to prepare for a possible deterioration of the financial markets, Grupo Pão de Açúcar took some important decisions:

  Strengthening its cash position, bringing forward funding operations and extending the maturity of the FIDC (receivables fund) from 2008 to 2010;

  Investing in improved efficiency and results through a strong reduction in expenses and the stepping up of commercial initiatives, which led to increased sales and gains in market share;

  Implementing of initiatives to minimize the need for working capital, mainly through reducing slow mover inventories; and

  Reducing 2008 CAPEX, together with the introduction of a new investment decision process, which is exceptionally rigorous regarding each project’s return on invested capital.

The net debt/EBITDA ratio closed the year at 0.58x, below the beginning-of-year guidance of 1.0x. The debt profile became more extended, with no significant maturities until 2010 and onwards. Given the current operating and investment scenario, there will be no need to raise more funds in 2009, allowing the Group to endure a longer credit squeeze without incurring higher funding costs.

The Company’s cash reserves are invested in fixed income with first-tier Brazilian financial institutions, with good liquidity and at higher rates (% of the CDI) than our average debt rate.

We should emphasize that our debt transactions and financial investments are not exposed to any foreign-exchange risk. Our only derivatives are hedges for 100% of the foreign-currency debt through swap transactions, in the same amounts and with the same schedule as the loans, transforming the debt into a percentage of the CDI (interbank rate) in Reais. The remaining balance of the currency basket debt with the BNDES is also swapped for a % of the CDI. The 6th issue debentures’ yielding of CDI+0.5% is swapped for 104.96% of the CDI.

In the fourth quarter, financial revenue totaled R$ 95.1 million, 4.4% down year-on-year, and financial expenses came to R$ 172.1 million, 20.4% up on 4Q07, once again due to the increase in the gross debt, adjustments to provisions for contingencies and the consolidation of the leasing of the Assai stores. Nevertheless, the net financial result was only R$ 77.1 million negative, an improvement over the previous two quarters.

Equity Income Result reflects FIC’s strategy in private label and co-branded cards

With a 14.2% share of the Group’s sales, FIC (Financeira Itaú CBD) closed 2008 with more than six million clients, 6.6% more than in 2007, and a receivables portfolio of R$ 1.6 billion. FIC cards already represent one-third of the Group’s cards.

As a result, annual equity income totaled R$ 2.9 million, a major improvement over the previous year’s R$ 28.9 million negative. Fourth-quarter equity income stood at R$ 530 thousand, versus a negative R$ 2.3 million in 4Q07.

Thanks to the stringent credit granting policy, FIC’s card portfolio recorded one of the lowest default ratios since its creation. Other contributory factors to the year’s performance included the creation of differentials to encourage the use of private label and co-branded cards, the current business focus. The cards base grew by 16% over 2007, closing the year at 4.6 million cards.

Other 2008 highlights included:

  Greater integration with the retail operation through marketing initiatives and partnerships with the stores, allowing FIC to increase its store market share;

  Reduced costs, thanks to the elimination of manned service stands in certain stores. Service is now electronic, without affecting the stores’ card sales performance; and

  Substantial growth in the share of extended warranties in consumer electronics sales.

Insurance and financial services are expected to increase their share of FIC’s revenue in the coming quarters. The company also plans to introduce exclusive benefits for card users (advantage club), with special promotions for holders.

Minority Interest: Sendas Distribuidora Annual EBITDA moves up by 110.1% over 2007

Sendas Distribuidora recorded gross sales of R$ 3.37 billion in 2008, 4.9% up on 2007, while net sales moved up 5.2% to R$ 2.93 billion.

The gross margin stood at 27.4%, 100 bps up on the 26.4% recorded in 2007, and gross profit moved up 9.1% to R$ 801.5 million, mainly due to improvements to the clustering process begun in June 2007 and more advantageous negotiations with local suppliers. The consolidation of these initiatives throughout 2008 resulted in higher sales and increased profitability.

Total annual operating expenses came to R$ 601.8 million, 5.9% down on the year before, representing 20.5% of net sales, down by 250 bps. Another highlight was the substantial reduction in G&A expenses, which fell by 35.0% to R$ 80.1 million. Selling expenses remained flat at R$ 489.6 million at the end of 2008.

As a result, EBITDA totaled R$ 199.6 million in 2008, an improvement of 110.1%, accompanied by an EBITDA margin of 6.8%, versus 3.4% in 2007. Net income was negative by R$ 19.5 million, impacted by the negative financial result of R$ 134.7 million, and the company generated a positive minority interest of R$ 8.4 million.

In the fourth quarter, gross and net sales totaled R$ 917.0 million and R$ 793.2 million, respectively, while gross profit came to R$ 219.7 million, with a gross margin of 27.7% .

Total operating expenses amounted to R$ 157.6 million, equivalent to 19.9% of net sales, 70 bps down year-on-year.

EBITDA came to R$ 62.2 million, 24.8% up on 4Q07, with an EBITDA margin of 7.8%, versus 6.6% in 4Q07.

Due to the deterioration of the financial result, net income was negative by R$ 4.5 million, giving a positive minority interest of R$ 1.9 million.

Minority Interest: Assai Atacadista Fourth-quarter gross margin widens by 260 bps over 4Q07

Assai’s annual gross and net sales totaled R$ 1.44 billion and R$ 1.26 billion, respectively. The gross margin stood at 15.4% and gross profit came to R$ 194.9 million. Total operating expenses amounted to R$ 147.3 million, or 11.7% of net sales. EBITDA totaled R$ 47.6 million, with a margin of 3.8%, and net income came to R$ 21.8 million, giving a negative minority interest of R$ 8.7 million.

Fourth-quarter gross sales amounted to R$ 464.0 million, with net sales of R$ 408.9 million. Gross profit stood at R$ 70.9 million, with a margin of 17.3%, benefiting from successful negotiations with suppliers due to the concentration of store openings and conversions in the quarter.

Total operating expenses came to R$ 49.9 million, equivalent to 12.2% of net sales and EBITDA stood at R$ 21.0 million, with a margin of 5.1% .

The net financial result was R$ 3.4 million negative, in line with previous quarters, and net income totaled R$ 11.2 million, giving a negative minority interest of R$ 4.5 million.

Income before income tax grows by 94.3% in 2008

(R$ million)(1)	4Q08	4Q07	Chg.	2008 Pro-forma	2007	Chg.
Income before Income Tax	154.8	130.0	19.1%	439.3	226.1	94.3%

(1)	Totals may not tally as the figures are rounded off
(2)	basis points

Annual pro-forma income before income tax almost doubled, totaling R$ 439.3 million, versus R$ 226.1 million in 2007.

Fourth-quarter income before income tax stood at R$ 154.8 million, 19.1% up year-on-year, largely due to the improved operating performance, in turn fueled by sales growth, consistent control over expenses and the continuity of the process overhaul.

Net Income Net income moves up 41.6% over 2007

(R$ million)(1)	4Q08	4Q07	Chg.	2008 Pro-forma	2007	Chg.
Net Income	102.3	112.7	-9.2%	298.6	210.9	41.6%
Net Margin - %	2.0%	2.6%	-60 bps(2)	1.7%	1.4%	30 bps(2)

(1)	Totals may not tally as the figures are rounded off
(2)	basis points

The Company posted pro-forma net income of R$ 298.6 million in 2008, 41.6% up on the R$ 210.9 million reported in 2007, when the figure was impacted by R$ 16.4 million in restructuring expenses. If these are excluded, 2008 net income would have increased by 31.4%, reflecting the important operating improvement, as mentioned in the comments on income before income tax above.

Fourth-quarter net income totaled R$ 102.3 million, versus R$ 112.7 million in 4Q07.

It is worth noting that net income is jeopardized by non-cash expenses. If these accounts are excluded, as in the table below, net income (cash concept) would amount to R$ 140.9 million in the quarter and R$ 411.2 million in 2008.

(R$ million)(1)	4Q08	4Q07	Chg.	2008 Pro-forma	2007	Chg.
Net Income	102.3	112.7	-9.2%	298.6	210.9	41.6%
Amortization of Goodwill(3)	38.5	37.4	2.9%	112.6	101.2	11.2%

Adjusted Net Income	140.9	150.1	-6.2%	411.2	312.1	31.7%

(1)	Totals may not tally as the figures are rounded off
(2)	basis points
(3)	Net of Income Tax

Proposed Dividends

On February 26, 2009, Management proposed the payment of R$ 61.9 million in dividends for referral to Annual General Meeting, 23.5% up on the previous year and equivalent to R$ 0.24859 per common share and R$ 0.27345 per preferred share.

Investments Group invests R$ 503.1 million in 2008

Grupo Pão de Açúcar invested R$ 503.1 million in 2008, versus R$ 980.6 million in 2007 (excluding the acquisition of the Assai chain). The Company’s 2008 expansion strategy concentrated on adjustments to existing formats and maximizing returns from stores in operation by adapting internal processes to a new management model based on simplicity, focus, agility, integration and empowerment.

Most of the funds went towards opening 31 new stores (one Pão de Açúcar, one Extra hypermarket, one Extra Perto, one CompreBem, 14 Extra Fácil, six Extra-Eletro and seven Assai). As a result, the Group’s total sales area closed the year 2.3% up on the end of 2007. In addition, six stores were converted to the Assai format (one Pão de Açúcar, two CompreBem, two Sendas and one Extra) and one Sendas store was converted to the ABC CompreBem format.

Also, six CompreBem stores in Pernambuco, previously managed by the Pão de Açúcar format were transferred to CompreBem management; 10 Extra Perto stores were transferred to Extra Hipermercados management; and 14 ABC CompreBem stores were transferred from CompreBem to Sendas management.

The main highlights of the year were:

  R$ 156.1 million in the opening and construction of new stores;

  R$ 94.9 million in the acquisition of strategic sites;

  R$ 143.0 million in store renovation;

  R$ 109.1 million in infrastructure (technology, logistics and others).

Fourth-quarter investments totaled R$ 172.3 million, versus R$ 332.3 million in 4Q07. The Group opened 19 new stores (one CompreBem, five Assai, six Extra-Eletro and seven Extra Fácil) and five stores were converted to the Assai format (one CompreBem, one Pão de Açúcar, and two Sendas and one Extra, in Rio de Janeiro).

Return on Invested Capital (ROIC) Substantial growth in 2008

Thanks to greater investment discipline and improved operating efficiency in 2008, annual ROIC (return on invested capital)(1) reached 15.0%, more than 400 bps up on 2007.

(1) Company’s methodology for calculating ROIC:

ROIC = [NOPLAT /(Fixed Assets + Working Capital)]*(1-Income Tax rate), where:

     i) NOPLAT = EBITDA + Employees’ Profit Sharing + Depreciation

     ii) Working Capital = Accounts Receivable + Inventories – Suppliers

(the receivables fund – FIDC – is not considered when calculating working capital)

Reconciliation of Net Income Law 11.638/07

On May, 2008, the CVM issued Instruction no 469/08 which partially regulated Law 11.638/07, establishing the minimum requirements to be observed when presenting quarterly information in 2008. These minimum requirements were adopted by the Company.

The impact arising from the changes in accounting practices introduced by the new Law totaled R$ 20.9 million. The main amounts impacting the financial statements of the Company and its subsidiaries for the fiscal year ended December 31, 2008, are listed below (bearing in mind that there was no impact on the Company’s cash):

(i) Management and employees’ stock option plan in the amount of R$ 19.4 million: CPC (Accounting Pronouncements Committee) 10 determines that the effects of payment transactions from the stock option plan are reflected in the result and the balance sheet, including expenses incurred when granting such options;

(ii) Leasing in the amount of R$ 3.1 million: CPC 6 determines that transactions involving the transfer of risks and benefits to the lessee can be booked under fixed assets and financings, reflecting what are essentially financed purchases;

(iii) Financial instruments, including derivatives, in the amount of R$ 6.6 million: CPC 14 determines that these are booked: i) at their market value or equivalent value (investments to be sold or available for sale), and ii) at their acquisition or issue cost, whichever is the lower. The Company’s financial instruments are considered as: i) fair value hedges to offset the risk of exposure to the variation in the fair value of the hedged items; and ii) financial derivative instruments, measured at their fair value;

(iv) Adjustment to present value, in the amount of R$ 3.5 million: CPC 12 determines that non-current assets and liabilities should be adjusted to present value, as should significant current assets and liabilities. The Company accordingly adjusted its assets and liabilities to present value using the weighted average cost of capital (WACC);

(v) In accordance with Presidential Decree 449/08, the deferred charges group was removed and consequently written off against retained earnings on the transition date, resulting in a reversal of R$ 14.7 million;

(vi) The impact on minority interests and deferred income and social contribution taxes as a result of Law 11.638/07 and Provisional Measure - RTT no 449/08 amounted to R$ 2.6 million and R$ 0.4 million, respectively.

The following chart shows the reconciliation of net income based on Law 11.638/07, incorporating the above effects:

Reconciliation of Net Income (R$ thousand)	2008 Pro-forma	2008 Reported

Consolidated Net Income before the alterations introduced by Law 11.638/07	298,600	281,360

(i) Management and employees’ compensation	(19,437)	(19,437)
(ii) Leasing	(3,110)	(3,110)
(iii) Financial instruments / Derivatives	(6,599)	(6,599)
(iv) Qualified monetary assets and liabilities	(3,539)	(3,539)
(v) Write-off of unreclassified deferred assets	14,709	14,709
(vi) Equity Income effects	(2,592)	(2,592)
(vii) Deferred income and social contribution taxes	(365)	(365)

Net impact of the application of Law 11.638/07	(20,933)	(20,933)

Consolidated Net Income after the alterations introduced by Law 11.638/07	277,667	260,427

Consolidated Income Statement - not considering the accounting changes introduced by Law 11.638/07 (R$ thousand)
As Reported

	4th Quarter			Full Year

	2008	2007	%	2008	2007	%

Gross Sales Revenue	5,922,361	5,137,426	15.3%	20,856,769	17,642,563	18.2%
Net Sales Revenue	5,142,681	4,328,767	18.8%	18,033,110	14,902,887	21.0%
Cost of Goods Sold	(3,797,461)	(3,131,546)	21.3%	(13,279,497)	(10,724,499)	23.8%
Gross Profit	1,345,220	1,197,221	12.4%	4,753,613	4,178,388	13.8%
Selling Expenses	(748,265)	(701,455)	6.7%	(2,755,295)	(2,552,453)	7.9%
General and Administrative Expenses	(169,139)	(141,398)	19.6%	(551,710)	(500,347)	10.3%
Operating Exp. (before Taxes and Charges)	(917,404)	(842,853)	8.8%	(3,307,005)	(3,052,800)	8.3%
Taxes and Charges	(29,762)	(29,312)	1.5%	(109,871)	(99,575)	10.3%
Total Operating Expenses	(947,166)	(872,164)	8.6%	(3,416,876)	(3,152,375)	8.4%
Earnings before interest, taxes, depreciation, amortization-EBITDA	398,054	325,057	22.5%	1,336,737	1,026,013	30.3%
Depreciation	(100,315)	(87,833)	14.2%	(425,431)	(385,027)	10.5%
Amortization of intangible	(56,887)	(56,598)	0.5%	(165,977)	(152,905)	8.5%
Amortization of deferred	(3,915)	(3,080)	27.1%	(15,288)	(12,764)	19.8%
Earnings before interest and taxes - EBIT	236,937	177,546	33.5%	730,041	475,317	53.6%
Financial Revenue	95,054	99,411	-4.4%	296,429	299,748	-1.1%
Financial Expenses	(172,123)	(142,968)	20.4%	(602,128)	(510,913)	17.9%
Net Financial Revenue (Expense)	(77,069)	(43,557)	76.9%	(305,699)	(211,165)	44.8%
Equity Income/Loss	530	(2,319)		2,922	(28,923)
Operating Result	160,398	131,670	21.8%	427,264	235,229	81.6%
Nonoperating Result	(5,559)	(1,638)	239.4%	(10,914)	(9,084)	20.1%
Income Before Income Tax	154,839	130,032	19.1%	416,350	226,145	84.1%
Income Tax	(38,828)	16,325		(112,488)	(11,404)	886.4%
Income Before Minority Interest	116,011	146,357	-20.7%	303,862	214,741	41.5%
Minority Interest	(2,558)	(31,106)		(329)	9,536
Income Before Profit Sharing	113,453	115,251	-1.6%	303,533	224,277	35.3%
Employees' Profit Sharing	(11,112)	(2,599)	327.5%	(22,173)	(13,399)	65.5%
Net Income	102,341	112,652	-9.2%	281,360	210,878	33.4%
Net Income per share	0.3507	0.1524	130.1%	1.1960	0.9258	29.2%
# of shares (in thousand)	235,249	227,771	3.3%	235,249	227,771	3.3%
Net Income excluded Amortization of Goodwill	140,861	150,099	-6.2%	393,918	312,077	26.2%
Net Income per share excluded amortization of goodwill	0.5988	0.6590	-9.1%	1.6745	1.3701	22.2%

% of net sales	4Q08	4Q07		2008	2007

Gross Profit	26.2%	27.7%		26.4%	28.0%
Selling Expenses	-14.6%	-16.2%		-15.3%	-17.1%
General and Administrative Expenses	-3.3%	-3.3%		-3.1%	-3.4%
Operating Exp. (before Taxes and Charges)	-17.8%	-19.5%		-18.3%	-20.5%
Taxes and Charges	-0.6%	-0.7%		-0.6%	-0.7%
Total Operating Expenses	-18.4%	-20.1%		-18.9%	-21.2%
EBITDA	7.7%	7.5%		7.4%	6.9%
Depreciation	-2.0%	-2.0%		-2.4%	-2.6%
Amortization of intangible	-1.1%	-1.3%		-0.8%	-1.0%
Amortization of deferred	-0.1%	-0.1%		-0.1%	-0.1%
EBIT	4.6%	4.1%		4.0%	3.2%
Net Financial Income (Expense)	-1.5%	-1.0%		-1.7%	-1.4%
Nonoperating Result	-0.1%	0.0%		-0.1%	-0.1%
Income Before Income Tax	3.0%	3.0%		2.3%	1.5%
Income Tax	-0.8%	0.4%		-0.6%	-0.1%
Minority Interest/Employees' Profit Sharing	-0.3%	-0.8%		-0.1%	0.0%
Net Income	2.0%	2.6%		1.6%	1.4%
Net Income excluded Amortization of Goodwill	2.7%	3.5%		2.2%	2.1%

Consolidated Income Statement - not considering the accounting changes introduced by Law 11.638/07 (R$ thousand)
Pro-forma

	4th Quarter			Full Year

	2008	2007	%	2008 Pro-forma	2007	%

Gross Sales Revenue	5,922,361	5,137,426	15.3%	20,856,769	17,642,563	18.2%
Net Sales Revenue	5,142,681	4,328,767	18.8%	18,033,110	14,902,887	21.0%
Cost of Goods Sold	(3,797,461)	(3,131,546)	21.3%	(13,279,497)	(10,724,499)	23.8%
Gross Profit	1,345,220	1,197,221	12.4%	4,753,613	4,178,388	13.8%
Selling Expenses	(748,265)	(701,455)	6.7%	(2,746,615)	(2,552,453)	7.6%
General and Administrative Expenses	(169,139)	(141,398)	19.6%	(537,403)	(500,347)	7.4%
Operating Exp. (before Taxes and Charges)	(917,404)	(842,853)	8.8%	(3,284,018)	(3,052,800)	7.6%
Taxes and Charges	(29,762)	(29,312)	1.5%	(109,871)	(99,575)	10.3%
Total Operating Expenses	(947,166)	(872,164)	8.6%	(3,393,889)	(3,152,375)	7.7%
Earnings before interest, taxes, depreciation, amortization-EBITDA	398,054	325,057	22.5%	1,359,724	1,026,013	32.5%
Depreciation	(100,315)	(87,833)	14.2%	(425,431)	(385,027)	10.5%
Amortization of intangible	(56,887)	(56,598)	0.5%	(165,977)	(152,905)	8.5%
Amortization of deferred	(3,915)	(3,080)	27.1%	(15,288)	(12,764)	19.8%
Earnings before interest and taxes - EBIT	236,937	177,546	33.5%	753,028	475,317	58.4%
Financial Revenue	95,054	99,411	-4.4%	296,429	299,748	-1.1%
Financial Expenses	(172,123)	(142,968)	20.4%	(602,128)	(510,913)	17.9%
Net Financial Income (Expense)	(77,069)	(43,557)	76.9%	(305,699)	(211,165)	44.8%
Equity Income/Loss	530	(2,319)		2,922	(28,923)
Operating Result	160,398	131,670	21.8%	450,251	235,229	91.4%
Nonoperating Result	(5,559)	(1,638)	239.4%	(10,914)	(9,084)	20.1%
Income Before Income Tax	154,839	130,032	19.1%	439,337	226,145	94.3%
Income Tax	(38,828)	16,325		(118,235)	(11,404)
Income Before Minority Interest	116,011	146,357	-20.7%	321,102	214,741	49.5%
Minority Interest	(2,558)	(31,106)		(329)	9,536
Income Before Profit Sharing	113,453	115,251	-1.6%	320,773	224,277	43.0%
Employees' Profit Sharing	(11,112)	(2,599)	327.5%	(22,173)	(13,399)	65.5%
Net Income	102,341	112,652	-9.2%	298,600	210,878	41.6%
Net Income per share	0.4350	0.1524	185.5%	1.2693	0.9258	37.1%
# of shares (in thousand)	235,249	227,771	3.3%	235,249	227,771	3.3%
Net Income excluded Amortization of Goodwill	140,861	150,099	-6.2%	411,158	312,077	31.7%
Net Income per share excluded amortization of goodwill	0.5988	0.6590	-9.1%	1.7478	1.3701	27.6%

% de Vendas Líquidas	4Q08	4Q07		2008	2007

Gross Profit	26.2%	27.7%		26.4%	28.0%
Selling Expenses	-14.6%	-16.2%		-15.2%	-17.1%
General and Administrative Expenses	-3.3%	-3.3%		-3.0%	-3.4%
Operating Exp. (before Taxes and Charges)	-17.8%	-19.5%		-18.2%	-20.5%
Taxes and Charges	-0.6%	-0.7%		-0.6%	-0.7%
Total Operating Expenses	-18.4%	-20.1%		-18.8%	-21.2%
EBITDA	7.7%	7.5%		7.5%	6.9%
Depreciation	-2.0%	-2.0%		-2.4%	-2.6%
Amortization of intangible	-1.1%	-1.3%		-0.8%	-1.0%
Amortization of deferred	-0.1%	-0.1%		-0.1%	-0.1%
EBIT	4.6%	4.1%		4.2%	3.2%
Net Financial Revenue (Expense)	-1.5%	-1.0%		-1.7%	-1.4%
Nonoperating Result	-0.1%	0.0%		-0.1%	-0.1%
Income Before Income Tax	3.0%	3.0%		2.4%	1.5%
Income Tax	-0.8%	0.4%		-0.7%	-0.1%
Minority Interest/Employees' Profit Sharing	-0.3%	-0.8%		-0.1%	0.0%
Net Income	2.0%	2.6%		1.7%	1.4%
Net Income excluded Amortization of Goodwill	2.7%	3.5%		2.3%	2.1%

Consolidated Income Statement Based on Law 11.638/07 (R$ thousand)

	Full Year

	2008	2007	%

Gross Sales Revenue	20,856,769	17,642,563	18.2%
Net Sales Revenue	18,033,110	14,902,887	21.0%
Cost of Goods Sold	(13,279,497)	(10,724,499)	23.8%
Gross Profit	4,753,613	4,178,388	13.8%
Selling Expenses	(2,747,245)	(2,547,270)	7.9%
General and Administrative Expenses	(574,023)	(539,175)	6.5%
Operating Exp. (before Taxes and Charges)	(3,321,268)	(3,086,445)	7.6%
Taxes and Charges	(109,871)	(99,575)	10.3%
Total Operating Expenses	(3,431,139)	(3,186,020)	7.7%
Earnings before interest, taxes, depreciation, amortization-EBITDA	1,322,474	992,368	33.3%
Depreciation	(438,766)	(393,743)	11.4%
Amortization of intangible	(165,977)	(152,905)	8.5%
Earnings before interest and taxes - EBIT	717,731	445,720	61.0%
Financial Revenue	291,509	299,748	-2.7%
Financial Expenses	(608,297)	(501,557)	21.3%
Net Financial Revenue (Expense)	(316,788)	(201,809)	57.0%
Equity Income/Loss	2,922	(28,923)
Operating Result	403,865	214,988	87.9%
Nonoperating Result	(10,914)	(9,084)	20.1%
Income Before Income Tax	392,951	205,904	90.8%
Income Tax	(111,006)	(13,558)	718.7%
Income Before Minority Interest	281,945	192,346	46.6%
Minority Interest	655	6,708
Income Before Profit Sharing	282,600	199,054	42.0%
Employees' Profit Sharing	(22,173)	(13,399)	65.5%
Net Income	260,427	185,655	40.3%
Net Income per share	1.1070	0.8151	35.8%
# of shares (in thousand)	235,249	227,771	3.3%
Net Income excluded Amortization of Goodwill	372,985	286,854	30.0%
Net Income per share excluded Amortization of Goodwill	1.5855	1.2594	25.9%

% of net sales	2008	2007

Gross Profit	26.4%	28.0%
Selling Expenses	-15.2%	-17.1%
General and Administrative Expenses	-3.2%	-3.6%
Operating Exp. (before Taxes and Charges)	-18.4%	-20.7%
Taxes and Charges	-0.6%	-0.7%
Total Operating Expenses	-19.0%	-21.4%
EBITDA	7.3%	6.7%
Depreciation	-2.4%	-2.6%
Amortization of intangible	-0.8%	-1.0%
EBIT	4.0%	3.0%
Net Financial Income (Expense)	-1.8%	-1.4%
Nonoperating Result	-0.1%	-0.1%
Income Before Income Tax	2.2%	1.4%
Income Tax	-0.6%	-0.1%
Minority Interest/Employees' Profit Sharing	-0.1%	0.0%
Net Income	1.4%	1.3%
Net Income excluded Amortization of Goodwill	2.1%	1.9%

Consolidated Balance Sheet - Based on Law 11.638 (R$ thousand)

ASSETS	12/31/2008	12/31/2007

Current Assets	5,652,476	5,002,144
Cash and banks	263,910	414,013
Marketable securities	1,361,702	650,119
Credit	536,489	536,867
Credit sales with post-dated checks	22,267	45,450
Credit cards	416,443	409,731
Sales vouchers and others	108,299	88,107
Allowance for doubtful accounts	(10,520)	(6,421)
Resulting from commercial agreements	356,962	453,889
Accounts receivable - FIDC	983,477	825,606
Inventories	1,570,863	1,534,242
Recoverable taxes	322,368	379,935
Deferred income tax	94,358	88,128
Prepaid expenses and others	162,347	119,345
Noncurrent Assets	7,891,542	7,748,112
Long-Term Assets	2,258,442	2,071,136
Trade accounts receivable	374,618	371,221
Recoverable taxes	283,861	141,791
Deferred income and social contribution taxes	1,035,716	1,047,426
Amounts receivable from related parties	276,472	258,232
Judicial deposits	248,420	205,000
Others	39,355	47,466
Investments	113,909	110,987
Property and equipment	4,941,434	4,891,137
Intangible assets	577,757	674,852

TOTAL ASSETS	13,544,018	12,750,256

LIABILITIES	12/31/2008	12/31/2007

Current Liabilities	3,417,995	4,370,426
Accounts payables to suppliers	2,409,501	2,339,262
Loans and financing	300,580	616,768
Recallable fund quotas - FIDC	-	823,802
Debentures	36,861	29,765
Payroll and related charges	224,103	173,053
Taxes and social contributions payable	110,234	102,418
Dividends proposed	67,994	50,084
Financing for purchase of fixed assets	45,747	15,978
Rents	42,130	44,159
Others	180,845	175,137
Long-Term Liabilities	4,614,032	3,292,477
Loans and financing	1,369,386	970,815
Recallable fund quotas - FIDC	930,849	-
Debentures	777,868	777,024
Taxes payable in installments	200,827	250,837
Provision for contingencies	1,241,950	1,216,189
Others	93,152	77,612

Minority Interest	104,275	137,676

Shareholder's Equity	5,407,716	4,949,677
Capital	4,450,725	4,149,858
Capital reserves	574,622	555,185
Revenue reserves	382,369	244,634

TOTAL LIABILITIES	13,544,018	12,750,256

Consolidated Cash Flow - Based on Law 11.638 (R$ thousand)

	December 31st

Cash flow from operating activities	2008	2007

Net income for the period	260,427	185,655
Adjustment to reconcile net income
Deferred income tax	(33,300)	(36,162)
Result of the permanent asset disposals	11,103	10,978
Depreciation and amortization	604,743	546,648
Interest and monetary variations, net of payments	475,197	421,383
Equity Income results	(2,922)	28,923
Provision for contingencies	115,996	71,103
Provisions for fixed assets write-off and losses	6,162	2,205
Provision for amortization of goodwill	107,959	-
Stock Option	19,437	25,169
Minoritary interest	(655)	(6,708)

	1,564,147	1,249,194

(Increase) decrease in assets
Accounts receivable	(60,566)	(211,916)
Inventories	(36,621)	(215,623)
Recoverable Taxes	(77,741)	(19,291)
Other assets	(34,627)	(29,686)
Related parties	(20,849)	(6,456)
Judicial deposits	(20,905)	(24,844)

	(251,309)	(507,816)

Increase (decrease) in liabilities
Suppliers	70,239	236,904
Payroll and related charges	51,050	(6,910)
Income and Social contribution taxes payable	(116,656)	5,853
Other accounts payable	(76,517)	(417)

	(71,884)	235,430

Net cash flow generated (used) by operating activities	1,240,954	976,808

	December 31st

	2008	2007

Net cash from investing activities
Net cash from the incorporation of subsidiaries	-	20
Acquisition of enterprises	-	(224,777)
Increase of investments	-	(60,553)
Acquisition of property and equipment	(485,418)	(971,645)
Increase in intangible assets	(2,900)	(8,266)
Sales of property and equipment	3,592	85

Net cash flow generated (used) in investing activities	(484,726)	(1,265,136)

Cash flow from financing activities
Capital Increase	88,196	9,071
Increase of minority interest	-	12,000
Financing
Funding and Refinancing	680,154	2,491,844
Payments	(595,013)	(1,923,190)
Payment of Interest	(318,001)	(498,464)
Dividend payments	(50,084)	(20,312)

Net cash flow generation (expenditure) in financing activities	(194,748)	70,949

Cash, banks and marketable securities at end of the period	1,625,612	1,064,132
Cash, banks and marketable securities at beginning of the period	1,064,132	1,281,511

Changes in cash and cash equivalents	561,480	(217,379)

Cash flow suplemental information
Interest paid on loans and financing	318,001	498,464

Gross Sales per Format (R$ thousand)

9 Months	2008	%	2007	%	Chg.(%)

Pão de Açúcar (a)	2,858,294	19.1%	2,763,220	22.1%	3.4%
Extra*	7,548,895	50.5%	6,444,826	51.6%	17.1%
CompreBem (b)	2,174,830	14.6%	2,104,305	16.8%	3.4%
Extra Eletro	259,377	1.8%	226,276	1.8%	14.6%
Sendas**	1,112,350	7.4%	966,509	7.7%	15.1%
Assai	980,662	6.6%	-	-	-

Grupo Pão de Açúcar	14,934,408	100.0%	12,505,136	100.0%	19.4%

4th Quarter	2008	%	2007	%	Chg.(%)

Pão de Açúcar (a)	1,045,581	17.6%	980,404	19.1%	6.6%
Extra*	3,060,241	51.7%	2,669,969	52.0%	14.6%
CompreBem (b)	757,767	12.8%	805,988	15.7%	-6.0%
Extra Eletro	113,101	1.9%	103,785	2.0%	9.0%
Sendas**	474,238	8.0%	343,051	6.7%	38.2%
Assai	471,433	8.0%	234,230	4.5%	101.3%

Grupo Pão de Açúcar	5,922,361	100.0%	5,137,427	100.0%	15.3%

FY08	2008	%	2007	%	Chg.(%)

Pão de Açúcar (a)	3,903,875	18.7%	3,743,624	21.2%	4.3%
Extra*	10,609,136	50.9%	9,114,795	51.7%	16.4%
CompreBem (b)	2,932,597	14.0%	2,910,293	16.5%	0.8%
Extra Eletro	372,478	1.8%	330,061	1.9%	12.9%
Sendas**	1,586,588	7.6%	1,309,560	7.4%	21.2%
Assai	1,452,095	7.0%	234,230	1.3%	5.20

Grupo Pão de Açúcar	20,856,769	100.0%	17,642,563	100.0%	18.2%

* Include Extra Fácil and Extra Perto sales
** Sendas stores which are part of Sendas Distribuidora S/A
(a) 6 CompreBem stores in Pernambuco were transfered from Pão de Açúcar to CompreBem management
(b) 14 ABC CompreBem stores were transfered from CompreBem to Sendas management

Net Sales per Format (R$ thousand)

9 Months	2008	%	2007	%	Chg.(%)

Pão de Açúcar (a)	2,465,228	19.1%	2,324,094	22.0%	6.1%
Extra*	6,483,324	50.3%	5,430,399	51.4%	19.4%
CompreBem (b)	1,900,286	14.7%	1,789,769	16.9%	6.2%
Extra Eletro	206,246	1.6%	179,854	1.7%	14.7%
Sendas**	981,441	7.6%	850,004	8.0%	15.5%
Assai	853,904	6.6%	-	-	-

Grupo Pão de Açúcar	12,890,429	100.0%	10,574,120	100.0%	21.9%

4th Quarter	2008	%	2007	%	Chg.(%)

Pão de Açúcar (a)	913,974	17.8%	825,031	19.1%	10.8%
Extra*	2,636,710	51.2%	2,234,374	51.6%	18.0%
CompreBem (b)	672,478	13.1%	687,297	15.9%	-2.2%
Extra Eletro	88,343	1.7%	80,945	1.9%	9.1%
Sendas**	415,728	8.1%	300,529	6.9%	38.3%
Assai	415,448	8.1%	200,591	4.6%	107.1%

Grupo Pão de Açúcar	5,142,681	100.0%	4,328,767	100.0%	18.8%

FY08	2008	%	2007	%	Chg.(%)

Pão de Açúcar (a)	3,379,202	18.8%	3,149,125	21.1%	7.3%
Extra*	9,120,034	50.6%	7,664,773	51.4%	19.0%
CompreBem (b)	2,572,764	14.3%	2,477,066	16.6%	3.9%
Extra Eletro	294,589	1.6%	260,799	1.8%	13.0%
Sendas**	1,397,169	7.7%	1,150,533	7.7%	21.4%
Assai	1,269,352	7.0%	200,591	1.4%	-

Grupo Pão de Açúcar	18,033,110	100.0%	14,902,887	100.0%	21.0%

* Include Extra Fácil and Extra Perto sales
** Sendas stores which are part of Sendas Distribuidora S/A
(a) 6 CompreBem stores in Pernambuco were transfered from Pão de Açúcar to CompreBem management
(b) 14 ABC CompreBem stores were transfered from CompreBem to Sendas management

Sales Breakdown (% of Net Sales)

	2008			2007

	9 Months	4th Quarter	FY	9 Months	4th Quarter	FY

Cash	50.1%	50.0%	50.1%	50.2%	50.0%	50.1%
Credit Card	40.7%	40.5%	40.6%	39.6%	40.2%	39.8%
Food Voucher	7.6%	8.3%	7.8%	7.7%	7.9%	7.8%
Credit	1.6%	1.2%	1.5%	2.5%	1.9%	2.3%
Post-dated Checks	1.1%	0.8%	1.0%	1.6%	1.3%	1.5%
Installment Sales	0.5%	0.4%	0.5%	0.9%	0.6%	0.8%

Information per Format on December 31st, 2008

	# Checkouts	# Employees	# Stores*	Sales Area (m2)

Pão de Açúcar	1,766	14,747	145	190,072
CompreBem	1,788	7,899	165	197,551
Sendas	1,152	5,724	73	129,764
Extra	3,966	26,292	102	725,141
Extra Perto	66	328	5	8,790
Extra Eletro	130	720	47	27,902
Extra Fácil	111	234	32	7,306
Assai	582	4,661	28	74,180

Total Stores	9,561	60,605	597	1,360,706

Headquarters		2,534
Prevention of Losses		3,299
Distribution Centers		4,218

Total Grupo Pão de Açúcar	9,561	70,656	597	1,360,706

* Besides the 597 stores, the Company keeps 74 Gas Stations and 142 Drugstores

Stores per Format

	Pão de Açúcar	Extra	Extra- Eletro	Compre Bem	Sendas	Extra Perto	Extra Fácil	Assai	Grupo Pão de Açúcar	Sales Area (m2)	Number of Employees

12/31/2007	153	91	42	178	62	15	19	15	575	1,338,329	66,165

Opened	1	2					7	2	12
Closed	(1)			(4)			(1)		(6)
Converted	-6 (a)	10 (b)		+6 -15 (c)	14	(10)		1	-

09/30/2008	147	103	42	165	76	5	25	18	581	1,338,303	67,630

Opened			6	1			7	5	19
Closed	(1)		(1)		(1)				(3)
Converted	(1)	(1)		(1)	(2)			5	-

12/31/2008	145	102	47	165	73	5	32	28	597	1,360,706	70,656

(a) 6 CompreBem stores in Pernambuco were transfered from Pão de Açúcar to CompreBem management
(b) 10 Extra Perto stores were transfered to Extra Hipermercados management
(c) 14 ABC CompreBem stores were transfered from CompreBem to Sendas management

Productivity Indexes (in nominal R$)

Gross Sales per square meter/month

	2008	2007	Chg.(%)

Pão de Açúcar	1,669	1,480	12.8%
CompreBem	1,167	1,060	10.1%
Sendas	1,106	1,047	5.6%
Extra	1,217	1,072	13.5%
Extra Eletro	1,132	943	20.0%

GPA	1,266	1,135	11.5%

Gross sales per employee/month

	2008	2007	Chg.(%)

Pão de Açúcar	22,937	22,893	0.2%
CompreBem	30,925	29,125	6.2%
Sendas	25,716	24,960	3.0%
Extra	35,004	28,668	22.1%
Extra Eletro	46,812	41,657	12.4%

GPA	30,358	27,003	12.4%

Average ticket - Gross sales

	2008	2007	Chg.(%)

Pão de Açúcar	30.2	27.9	7.1%
CompreBem	22.0	20.9	4.8%
Sendas	24.9	23.2	8.7%
Extra	53.0	46.8	12.8%
Extra Eletro	376.3	382.8	-1.8%

GPA	36.6	32.6	12.1%

Gross sales per checkout/month

	2008	2007	Chg.(%)

Pão de Açúcar	179,539	161,845	10.9%
CompreBem	128,264	116,846	9.8%
Sendas	127,450	122,859	3.7%
Extra	224,662	183,404	22.5%
Extra Eletro	236,428	188,863	25.2%

GPA	182,658	156,935	16.4%

4Q08 Results Conference Call Wednesday, March 4, 2009

Conference Call in Portuguese with simultaneous translation into English:

10:30 a.m. – Brasília time | 8:30 a.m. – New York time | 1:30 p.m. – London Time

Dial-in: +1 (412) 858-4600
Code: Pão de Açúcar

A live webcast is available on the Company’s site: www.gpari.com.br/eng. The replay can be accessed after the end of the Call by dialing +55 (11) 4688-6312; Code: 519.

Grupo Pão de Açúcar	MZ Consult

Daniela Sabbag	Tereza Kaneta
Investor Relations Officer	Phone: +55 (11) 3529-3754
Phone: +55 (11) 3886 0421 Fax: +55 (11) 3884 2677	E-mail: mz.gpa@mz-ir.com
Email: gpa.ri@grupopaodeacucar.com.br

Website: http://www.gpari.com.br/eng

Statements contained in this release relating to the business outlook of the Company, projections of operating and financial results and relating to the growth potential of the Company, constitute mere forecasts and were based on the expectations of Management in relation to the future of the Company. These expectations are highly dependent on changes in the market, on Brazil’s general economic performance, on the industry and on international markets, and are therefore subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 04, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.